

June 11, 2010

Mr. Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

> **Re: Park Electrochemical Corp.**
> **Form 10-K Filed on May 15, 2009**
> **Form 8-K Filed on December 22, 2009**
> **File No. 001-04415**

Dear Mr. Shore:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief